The future of work in veterinary medicine



hound.vet   Denver Colorado   ⓘ   Software   Future Of Work   Veterinary   Pet Care   Employee Experience

Highlights

1 🔴 Critically Important: Talent crisis in vet med, and 75M pets without access to care by 2030.

2 🐾 Industry-Backed: Funded by veterinary angels & workers plus Mars - the world's largest vet group.

2 🐾 Industry-Backed: Funded by veterinary angels & workers plus Mars - the world's largest vet group.

3 🌐 Diverse Team: Female and minority co-founders, LGBT, plus a cowboy 🤠

4 🏆 Winning Team: Domain experts, 40+ years experience, 3 vetmed exits & all 3 have invested in hound.

5 💯 World Class: Top global pet accelerator alumni, beat incumbent in 6months, new category creators.

6 🚀 Rapid Growth: 2,000+ vet practices and 5,000+ vet med workers using hound since Q4 2021 launch.

7 👨‍💻 Proven Engineers: Our dev team built veterinary software acquired by IDEXX (NASDAQ:IDXX).

8 🔥 Hot Market: $275Bn by 2030. We're addressing a $100Bn+ opportunity with $50Bn+ in vet adjacencies.

Our Team



Andrew Luna Founder & CEO

- 10 years of veterinary industry experience - Scaled and sold a group of veterinary practices - Launched a TripAdvisor marketplace in Thailand - Built a 7-figure division as head of sales at a veterinary software company

We have been in this industry for more than a decade. Our best friends, family members, and closest colleagues work in this profession. We also all love our pets, and can't imagine a world in which we can't access care for them. We are building hound to provide needed solutions for people and pets we care deeply about.



Aydan Zeynalova Co-founder & Head of UX/UI

- 10 years of design and product experience - Launched National Geographic franchise in Azerbaijan as international marketing head - Extensive design experience with global brands including RedBull, L'oreal, Nestle, & more - Speaks 5 languages



Austin Huff Co-founder & Head of Growth

- 5 years of software startup experience - Top performer at care.com; HR software which sold for $500M - Launched a new division of a leading multi-national veterinary software company - Sold software to several veterinary consolidators



Austin Villarreal Co-founder & Head of Operations

- 5 years of veterinary industry experience - Managed customer experience teams for a veterinary group - Launched new veterinary hospitals - Scaled a CPG company with a Whole Foods contract and managed all internal processes as director of ops



Caroline Casson Partner at VITALIZE



Jessica Cruz



Larissa Insogna

Gale Wilkinson

Our future of work platform creates greater access to vet care for the 200 million US pets in our homes, and a stronger, sustainable workforce for the 1 million US pet professionals who care for pets.



part-time work
relief shifts

Employed
Veterinary
Workers

**200M US pets x $500/yr
$100Bn Opportunity**

---

we are aggregating thousands of workers & practices to launch at-home care

The Future of Work in Veterinary Medicine

2,000+ practices 5,000+ workers	100+ practices already waitlisted!	30 markets prepared for pilot
launched Q4 2021	launching Q4 2022	pilots begin 2023
scout™ veterinary recruiting	**rally™** veterinary retention	**homelove™** veterinary at-home care
$100/user/mo $500 per sponsored job 10% take rate per relief shift	$500/practice/mo	$500/pet/yr (service partnered practices' pet base) (~10,000 pet base per practice)

---

we have an ambitious, focused vision

$100M

$123Bn
Total Pet Spending, 2021

$45Bn
Vet & Pet Care, 2021

$15Bn
TAM

hound

$200k $2M $10M $50M

2022 2023 2024 2025 2026

B2B SaaS
(Scout & Rally)

+ SaaS-Enabled Marketplace
(Homelove)

Forward looking projections cannot be guaranteed.

---

we're creating & dominating a new category



Agnostic Talent Platforms	Veterinary Recruiting Platforms	Veterinary Retention Platforms	Veterinary Future of Work Platform
indeed	AVMA		hound
craigslist	Retriever		the future of work in vet med
officevibe	roo		
❌ limited features	❌ job posts only	❌ doesn't exist yet	✅ all-in-one recruiting & retention
❌ not for pet care	❌ poor experience		✅ veterinary at-home care
	❌ limited talent pool		✅ strengthen veterinary workforce
			✅ improve access to care

7% of US practices joined Scout since Q4 2021

⭐⭐⭐⭐⭐

Hound is so **beautiful and easy to use**. Thank you!

Trista
Recruiter, Modern Animal

2,000+ practices
using hound since Q4 2021 launch

5,000+ professionals
using hound since Q4 2021 launch

BondVet · petfolk · united
VIPS · nextdoor · EverVet
Blue River · Modern Animal · InnovetiVet
paz · Allegro Animal Health

---

we're a team of successful startup operators, investors, and advisors

Andrew Luna
(he/him)
CEO

Aydan Zeynalova
(she/her)
product

Austin Villarreal
(he/him)
operations

Austin Huff
(he/him)
customer experience

team experience: PAZ · vetstoria · Care.com · IDEXX · Tripadvisor · NATIONAL GEOGRAPHIC · MAMMOTH · revgenius

top global pet care accelerator
Leap — completed Q2 2022!

category-leading investors
MARS Veterinary Health · COMPANION FUND
R/GA Ventures · THE MICHELSON 20MM FOUNDATION

successful veterinary advisors
Steven Carter
Co-founder
TeleVet

Fred Djialo
Co-founder
mixlab

---

and we're seeking partners to grow with us

$1.8M ✓ now closing
seed

$700K ✓ oversubscribed, $100k user-funded
pre-seed

✓ initial product release (Scout)
✓ 30 cities, 2,000+ practices
✓ 5,000+ veterinary professionals

✓ Rally launch   ✓ $2M+ ARR milestones
✓ R&D expansion   ✓ Density in 50 metros
✓ Marketing growth   ✓ Aggregate supply & prepare homelove launch markets

✓ 100+ practices already waitlisted for Rally



you're awesome

Andrew Luna, CEO andrew@hound.vet

sparknotes

traction	30 markets, 2,000+ employers, 5,000+ job seekers, & Leap accelerator since Q4 2021
problems	Veterinary **talent crisis** & **worsening access** to pet care
solutions	Veterinary **future of work** platform
market	**200M pets** in **90M US homes**, **1M+** workers, **$123Bn** booming US pet market
funding	**$700k** pre-seed oversubscribed; **raising $1.8M** seed
why	The **people** of pet care, and our **pets** they carefor, aren't getting **the care they need**
team	**Deep domain expertise**, **40+ years'** experience, successful startup builders, **3 exits**

*We successfully raised another $100k community round through Wefunder as part of our pre-seed. Investor comments from our pre-seed community round and our current seed community round can be seen under the 'what people say' tab.